                                                         +----------------+
                                                         | SEC FILE NUMBER|
                                                         |     0-11502    |
                                                         |                |
                                                         +----------------+
                                                         +----------------+
                                                         |  CUSIP NUMBER  |
                                                         |                |
                                                         +----------------+

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: September 30, 1997
                  ---------------------

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ---------------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Boettcher Western Properties III Ltd.
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Full Name of Registrant


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Former Name if Applicable

77 West Wacker Drive
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois  60601
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    |
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    |
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     Subsequent to the expiration of Boettcher Western Properties III Ltd.'s (the "Partnership") 10-K reporting period, certain material events occurred with regard to the petroleum contamination remediation at Venetian Square Shopping Center (the "Property"). As the Property is the remaining asset of the Partnership, the Partnership expects that the occurrence of these events will necessitate significant changes in the Partnership's draft 10-K.

     Specifically, on December 22, 1997, the Partnership received a "no further action required concurrence" letter from the San Joaquin County Environmental Health Division (the "Closure Letter") which indicates that no further environmental remediation action would be required from the Partnership with regard to the Property. The Partnership is in the process of verifying this conclusion and the appropriateness of certain related financial reserves. Additionally, the Closure Letter significantly changes disclosure in Items
1, 2, 6, and 7 of the Partnership's 10-K.

     Due to the fact that the Partnership received the Closure Letter, seven days prior to its 10-K reporting deadline, the Partnership could not, without unreasonable effort and expense, update its draft 10-K in a manner sufficient to meet both its disclosure obligations and the filing deadline. The Partnership's ability to timely file its 10-K was further hindered because a national holiday resulted in the unavailability of certain persons participating in the preparation of the 10-K. The unavailability of these persons could not be avoided, without unreasonable effort and expense, because the Closure Letter arrived just prior to the holiday and the 10-K reporting deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Debbie Hickey                 312                   574-5383
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      Boettcher Western Properties III Ltd.
          -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date          12/29/97                 By   /s/ Thomas M. Mansheim
    ------------------------------        --------------------------------------
                                           Treasurer, BPL Holdings, Inc.
                                           (Principal Financial and Accounting
                                           Officer of the Partnership)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                Intentional misstatatements or ommission of fact              |
|         constitute Federal Criminal Violations  (See 18 U.S.C. 1001).        |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T 232.13(b) of this chapter).